UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
AmTrust Financial Services, Inc.

(Name of Issuer)
Common Stock, $0.01 par value per share

(Title of Class of Securities)
032359309

(CUSIP Number)
Henry Reinhold
GKarfunkel Family LLC
126 East 56th Street, 15th Floor
New York, NY 10022
212-235-5400
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
April 11, 2018
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. □
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032359309	SCHEDULE 13D	Page 2 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Henry Reinhold
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,851,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,851,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,851,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032359309	SCHEDULE 13D	Page 3 of 7

1	NAME OF REPORTING PERSON OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON GKarfunkel Family LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 12,851,405
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 12,851,405
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 12,851,405
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Approximately 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 032359309	SCHEDULE 13D	Page 4 of 7

Item 1.	Security and Issuer
This Schedule 13D (this “Schedule 13D”), relating to shares of common stock, par value $0.01 (the “Common Stock”), of AmTrust Financial Services, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 59 Maiden Lane, 6th Floor, New York, New York 10038.
Item 2.	Identity and Background
(a)            This Schedule 13D is filed by GKarfunkel Family LLC, a New York limited liability company (“GFK”), and its sole manager, Henry Reinhold (“Mr. Reinhold” and, together with GFK, the “Reporting Persons”).
(b)            The business address of the GFK is 126 East 56th Street, 15th Floor, New York, NY 10022.  The business address of Mr. Reinhold is c/o GFK, 126 East 56th Street, 15th Floor, New York, NY 10022
(c)            GFK is owned by George Karfunkel 2016 Irrevocable Trust #1, George Karfunkel 2016 Irrevocable Trust #2 and George Karfunkel 2016 Irrevocable Trust #3 (collectively, the “Trusts”) and GFK’s principal business is to act as a holding company for the Trusts.  The principal occupation of Mr. Reinhold is certified public accountant.
(d)            Neither of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)            Neither of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)            Mr. Reinhold is a citizen of the United States of America.  GFK is organized under the laws of the State of New York.
Item 3.	Source and Amount of Funds or Other Consideration
The shares of Common Stock were transferred for no consideration to GFK by the beneficiaries of the Trusts.
Item 4.	Purpose of Transaction
The shares of Common Stock were transferred by the beneficiaries of the Trusts to GFK for administrative and estate planning purposes.  Prior to this transfer, each of the beneficiaries of the Trusts entered into that certain Rollover Agreement (as defined below) in connection with that certain Merger Agreement (as defined below) so that each could continue to bear the rewards and risks of continued ownership of the shares of Common Stock after the Merger (as defined below) is completed and the Common Stock ceases to be publicly traded.  GFK executed the Joinder Agreement (as defined below) and is a Rollover Stockholder under the Rollover Agreement.
Merger Agreement
On March 1, 2018, Parent, Evergreen Merger Sub, Inc.(“Merger Sub”) and Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, Merger Sub will be merged with and into the Issuer, the separate existence of Merger Sub will cease, and the Issuer will continue as the surviving corporation (the “Merger”).
At the effective time of the Merger (the “Effective Time”), each of the Shares issued and outstanding immediately prior to the Effective Time, other than any Shares (i) held by Merger Sub or Parent (including the Rollover Shares, as defined below), (ii) held by the Issuer in treasury (collectively, the “Excluded Shares”) (iii) held by any wholly owned subsidiary of the Issuer or (iv) held by any stockholders who are entitled to and who properly exercise appraisal rights under Delaware law, will be canceled and converted into the right to receive $13.50 in cash,

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without interest (the “Merger Consideration”).  Each Share held by any wholly owned subsidiary of the Issuer and each share of preferred stock of the Issuer shall remain outstanding in accordance with its terms.
At the Effective Time, each holder of a then-outstanding option to purchase Shares (an “Option”) (whether vested or unvested) will be entitled to receive an amount in cash, without interest, equal to the product of (i) the excess, if any, of the Merger Consideration over the applicable exercise price per share of such Option multiplied by (ii) the number of Shares underlying such Option; provided that such amount for unvested Shares will be payable within 15 business days after the date such Option would have vested  (subject to the vesting conditions of such Option); provided further that any Option outstanding immediately prior to the Effective Time (whether vested or unvested) with an exercise price per Share that is equal to or greater than the Merger Consideration shall be canceled for no consideration.
At the Effective Time, each holder of a then-outstanding restricted share of the Issuer (a “Restricted Share”) that is vested immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration.  Each holder of a Restricted Share that is unvested immediately prior to the Effective Time will be entitled to receive an amount in cash, without interest, equal to the Merger Consideration within 15 business days after the date such Restricted Share would have vested (subject to the vesting conditions of such Restricted Share).
At the Effective Time, each holder of a then-outstanding restricted stock unit of the Issuer (a “RSU”) will be entitled to receive an amount in cash, without interest, equal to the product of the Merger Consideration and the number of Shares underlying such RSU within 15 business days after such RSU would have vested (subject to the vesting conditions of such RSU).
At the Effective Time, each holder of a then-outstanding performance share unit of the Issuer (a “PSU”) will be entitled to receive an amount in cash, without interest, equal to the product of (i) the Merger Consideration multiplied by (ii) the greater of (a) the target number of Shares set forth in such PSU and, (b) if the performance period applicable to such PSU has ended on or prior to the closing of the Merger, the number of Shares that would have vested based on actual achievement during the applicable performance period, within 15 business days after such PSU would have vested (subject to the vesting conditions of such PSU).
The Merger Agreement contains customary representations, warranties and covenants of the Issuer, including covenants to conduct its business in the ordinary course during the interim period between the execution of the Merger Agreement and consummation of the Merger and not to engage in certain types of transactions during the interim period.  Each of Parent, Merger Sub and the Issuer agree to use such party’s respective reasonable best efforts to take all actions necessary to ensure that the conditions to closing are satisfied and to consummate the transactions contemplated by the Merger Agreement as promptly as practicable.
Stockholders of the Issuer will be asked to vote on the adoption of the Merger Agreement at a special meeting that will be held on a date to be announced.  Consummation of the Merger is subject to a number of conditions precedent, including, among others: (i) the adoption of the Merger Agreement by (x) the holders of at least a majority of all outstanding Shares, and (y) the holders of at least a majority of all outstanding Shares held by such holders (excluding Parent and its affiliates, the Rollover Stockholders (as defined below) and certain directors and officers of the Company), in each case, entitled to vote on such matter at a meeting of stockholders duly called and held for such purpose; (ii) the absence of any order enjoining the consummation of, or prohibiting, the Merger; and (iii) the termination or expiration of any waiting period applicable to the Merger under the Hart-Scott Rodino Antitrust Improvements Act of 1976, as amended.  Neither the receipt of the Equity Financing (as defined below) nor any debt financing Parent may seek under the Merger Agreement are conditions to any of the obligations of Parent or Merger Sub under the Merger Agreement, nor are they a condition to the closing of the Merger. The Issuer and the Parent are permitted to terminate the Merger Agreement in certain customary circumstances and the Parent is permitted to terminate the Merger Agreement if the Issuer has not filed its Annual Report on 10-K for the fiscal year ended December 31, 2017 by June 30, 2018 or any subsidiary of the Issuer that conducts the business of insurance as listed on a schedule to the Merger Agreement does not have a financial strength rating from A.M. Best of at least “A” and Parent provides written notice of termination no later than the 45th day following such downgrade, suspension, withdrawal or retraction.

CUSIP No. 032359309	SCHEDULE 13D	Page 6 of 7

If the Merger is effected, it would result in certain of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Issuer, a merger or other extraordinary transaction involving the Issuer, the delisting of the Shares from the Nasdaq Stock Market, the Shares becoming eligible for termination from registration pursuant to Section 12(b) of the Act and as otherwise described herein.
Rollover Agreement
On March 1, 2018, Evergreen Parent, L.P. (“Parent”) entered into a rollover agreement (the “Rollover Agreement”), with each of the beneficiaries of the Trusts, pursuant to which beneficiaries of the Trusts and certain related parties (the “Rollover Stockholders”) have committed, subject to the conditions therein, to transfer, contribute and deliver to the Parent immediately prior to the Effective Time Shares owned by them (the “Rollover Shares”) in exchange for limited partnership interests of Parent.  For the purpose of such transfer and exchange, each Share owned by the Group will be valued at the Merger Consideration.
Following the transfer of the shares of Common Stock by the beneficiaries of the Trusts to GFK, GFK entered into that certain Joinder Agreement to the Rollover Agreement (the “Joinder Agreement”) pursuant to which GFK became a Rollover Stockholder and fully bound by and subject to the Rollover Agreement.
Other than as set forth above, the Reporting Persons do not have any present plans or proposals that relate to, or that would result in, any of the events described in paragraphs (a) to (j) of the instructions to Item 4 of Schedule 13D.
Item 5.	Interest in Securities of the Issuer
(a)            As of the date hereof, the Reporting Persons beneficially owns 12,851,405 shares of Common Stock, which represents approximately 6.5% of the Issuer's outstanding shares of Common Stock.  The percentage of beneficial ownership was calculated by dividing (i) the number of shares of Common Stock beneficially owned as of the date hereof, by (ii) 196,355,229 shares of Common Stock outstanding as of April 13, 2018 based upon the Issuer's Form 10K/A filed with the SEC on April 23, 2018.
(b)            Each Reporting Person has the power to vote and dispose of the 12,851,405 shares of Common Stock, all of which are held by GFK.
(c)            The information from Item 4 is incorporated by reference in its entirety into this Item 5(c).
(d)            Not applicable.
(e)            Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The information in Items 3 and 4 is incorporated by reference in its entirety into this Item 6.
Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement dated April 19, 2018 among GFK and Mr. Reinhold.

99.2
Agreement and Plan of Merger, dated as of March 1, 2018, by and among Evergreen Parent, L.P., Evergreen Merger Sub, Inc. and AmTrust Financial Services, Inc. (incorporated herein by reference to Annex A-1 of the Schedule 14A filed with the Securities and Exchange Commission on April 9, 2018).

99.3
Rollover Agreement, dated March 1, 2018, by and between certain stockholders of AmTrust Financial Services, Inc. and Evergreen Parent, L.P. (incorporated herein by reference to Annex A-2 of the Schedule 14A filed with the Securities and Exchange Commission on April 9, 2018).

99.4	Joinder Agreement, dated April 11, 2018, by GKarfunkel Family LLC (form of Joinder Agreement included as Exhibit A to Rollover Agreement).

CUSIP No. 032359309	SCHEDULE 13D	Page 7 of 7

SIGNATURES
After reasonable inquiry, and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: April 23, 2018
GKARFUNKEL FAMILY LLC

By:	/s/ Henry Reinhold
	Name:	Henry Reinhold
	Title:	Manager

/s/ Henry Reinhold
Henry Reinhold